Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000
March 1, 2021
VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Jan Woo
Stephen Krikorian
Edwin Kim
Amanda Kim

Re:	SEMrush Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 11, 2021
CIK No. 0001831840
File No. 377-03816
Dear Ladies and Gentlemen:
This letter is confidentially submitted on behalf of SEMrush Holdings, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted on January 11, 2021 (the “Draft Registration Statement”), as set forth in your letter dated January 25, 2021 addressed to Oleg Shchegolev, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing the Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. The numbering of the paragraphs below correspond to the numbering of the comments in the Comment Letter. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments reproduced herein refer to the Draft Registration Statement, and page references in the Company’s below responses refer to the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express two (2) courtesy copies of each of this letter and the Registration Statement (clean and marked to show changes from the Draft Registration Statement).
Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary, page 1
1.We note your response to prior comment 2 regarding the graphical chart that illustrates your holistic online strategy. Please clarify, if true, that the chart does not represent or measure actual experiences of traffic or time.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 4, 92 and 93 of the Registration Statement.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 69
2.In response to prior comment 9, you have revised the disclosure to state that revenues increased primarily due to increases in subscription revenues from existing customers, and to a lesser extent from subscription sales to new paying customers. To the extent possible, please revise to quantify the impact of these factors on revenues.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 77 of the Registration Statement.
Certain Relationships and Related Party Transactions, page 125
3.We note your response to prior comment 13 regarding your Reorganization Transactions and your voting agreement. Please describe the voting agreement’s provisions related to the election and composition of your board and how they affected your current board of directors. In particular, if any party had board appointment or designation rights, please describe these rights and which board members they selected.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 127 of the Registration Statement.
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If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1751.

Sincerely,

/s/ Jared J. Fine, Esq.

Jared J. Fine, Esq.

cc:	Oleg Shchegolev, SEMrush Holdings, Inc.
Dmitry Melnikov, SEMrush Holdings, Inc.
Kenneth J. Gordon, Goodwin Procter LLP
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